UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

60739N101

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

30 W. 4th Street

Cincinnati, Ohio 45202

(513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Allison A. Westfall

F. Mark Reuter

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

November 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Color Up, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 6,490,438*
	8	Shared voting power 0
	9	Sole dispositive power 6,490,438*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 6,490,438*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.02%*
14	Type of reporting person (see instructions) OO

*	See Item 5

2

1	Names of reporting persons HSCP Strategic III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 5,994,550*
	8	Shared voting power 0
	9	Sole dispositive power 5,994,550*
	10	Shared dispositive power 6,490,438*

11	Aggregate amount beneficially owned by each reporting person 12,484,988*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.07%*
14	Type of reporting person (see instructions) PN

*	See Item 5

3

1	Names of reporting persons Manuel Chavez, III
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 8,288,802*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,288,802*

11	Aggregate amount beneficially owned by each reporting person 8,288,802*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.88%*
14	Type of reporting person (see instructions) IN

*	See Item 5

4

1	Names of reporting persons Stephanie Hogue
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 8,289,072*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,289,072*

11	Aggregate amount beneficially owned by each reporting person 8,289,072*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.88%*
14	Type of reporting person (see instructions) IN

*	See Item 5

5

1	Names of reporting persons Jeffrey Osher
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 18,479,536*
	9	Sole dispositive power 0
	10	Shared dispositive power 18,479,536*

11	Aggregate amount beneficially owned by each reporting person 18,479,536*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 62.60%*
14	Type of reporting person (see instructions) IN

*	See Item 5

6

1	Names of reporting persons Harvest Small Cap Partners Master, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 4,006,457*
	8	Shared voting power 0
	9	Sole dispositive power 4,006,457*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 4,006,457*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.10%
14	Type of reporting person (see instructions) PN

*	See Item 5

7

1	Names of reporting persons Harvest Small Cap Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 1,988,091*
	8	Shared voting power 0
	9	Sole dispositive power 1,988,091*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,988,091*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.72%
14	Type of reporting person (see instructions) PN

*	See Item 5

8

1	Names of reporting persons Bombe-MIC Pref, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 1,798,364*
	8	Shared voting power 0
	9	Sole dispositive power 1,798,364*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,798,364*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.72%
14	Type of reporting person (see instructions) PN

*	See Item 5

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Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Mobile Infrastructure Corporation, a Maryland corporation (the “Issuer”) and amends the statement on Schedule 13D filed on September 6, 2023 (the “Original Schedule 13D” and, together with this Amendment, the “Statement”). This Amendment is being filed to update the Original Schedule 13D to reflect the shares of Common Stock that may be issued within 60 days of this Amendment upon conversion of the Series 2 Preferred Stock. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a)	This Statement is being jointly filed by Color Up, LLC, a Delaware limited liability company (“Color Up”), Manuel Chavez, III, Stephanie Hogue, Jeffrey Osher, HSCP Strategic III, L.P., a Delaware limited partnership (“HS3”), Harvest Small Cap Partners Master, Ltd., a Cayman Island company (“HSCPM”), Harvest Small Cap Partners, L.P, a Delaware limited partnership (“HSLP”), and Bombe-MIC Pref, LLC, an Ohio limited liability company (“Bombe Pref” and together with Color Up, Manuel Chavez, III, Stephanie Hogue, Jeffrey Osher, HS3, HSCPM and HSLP, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Mr. Chavez, Ms. Hogue and Mr. Osher are managers of Color Up. Bombe Asset Management, LLC is a member of Color Up and of which Mr. Chavez and Ms. Hogue are members. HS3 is a member of Color Up. Mr. Osher is the managing member of No Street Capital LLC (“No Street”). No Street is (i) the managing member of Harvest Small Cap Partners GP, LLC (“HSCP”), the general partner of HS3 and HSLP, and (ii) the investment manager of HSCPM. Bombe Pref is an entity controlled by Mr. Chavez and of which Ms. Hogue is a member.

(b)	The business address of each of Color Up, Bombe Pref, Mr. Chavez and Ms. Hogue is 30 W. Fourth Street, Cincinnati, Ohio 45202. The business address of each of HS3, HSCP, HSCPM, HSLP, No Street and Mr. Osher is 505 Montgomery Street, Suite 1250, San Francisco, California 94111.

(c)	The present principal business of Color Up and Bombe Pref is to hold the securities of the Issuer as described in this Statement. Mr. Chavez’s present principal occupation is to serve as the Chief Executive Officer and Chairman of the Issuer, Ms. Hogue’s present principal occupation is to serve as the President, Chief Financial Officer, Treasurer, Secretary and a director of the Issuer, and Mr. Osher’s present principal occupation is to serve as a director of the Issuer and as a managing member of No Street. The present principal businesses of HS3, HSCPM and HSLP are to hold investments on behalf of its partners, including its investment in the securities of the Issuer. HSCP’s present principal business is investment management of HS3, HSLP and other related funds. No Street’s present principal business is a San Francisco-based investment firm.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)	Color Up, HS3 and HSLP are organized under the laws of Delaware. Bombe Pref is organized under the laws of Ohio. HSCPM is organized under the laws of the Cayman Islands. Mr. Chavez, Ms. Hogue and Mr. Osher are citizens of the United States.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of November 1, 2023, which is based on 14,978,325 shares of Common Stock outstanding, as reported in the final prospectus of the Issuer filed with the SEC on November 2, 2023, in connection with the registration statement of the Issuer on Form S-11.

Reporting Person	Amount beneficially owned(1)		Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Color Up	6,490,438	(2)	37.02%	6,490,438	0	6,490,438	0
Manuel Chavez, III	8,288,802	(2)(3)	42.88%	0	8,288,802	0	8,288,802
Stephanie Hogue	8,289,072	(2)(3)(4)	42.88%	0	8,289,072	0	8,289,072
Jeffrey B. Osher	18,479,536	(2)(5)	62.60%	0	18,479,536	0	18,479,536
HS3	12,484,988	(2)(5)	53.07%	5,994,550	0	5,994,550	6,490,438
HSCPM	4,006,457	(5)	21.10%	4,006,457	0	4,006,457	0
HSLP	1,988,091	(5)	11.72%	1,988,091	0	1,988,091	0
Bombe Pref	1,798,364	(3)	10.72%	1,798,364	0	1,798,364	0

(1)	Does not include shares of Common Stock that may be issued upon redemption of Common Units (including Common Units which such person may acquire upon the vesting and conversion to Common Units of outstanding Performance Units and LTIP Units) because, upon the holder’s election to redeem Common Units, the Issuer may elect to redeem such Common Units for cash or shares of Common Stock in the Issuer’s sole discretion.

(2)	Consists of the following securities directly held by Color Up: (i) 3,937,246 shares of Common Stock and (ii) 2,553,192 shares of Common Stock issuable upon exercise of the Warrant, which may be exercised within 60 days of this Amendment.

(3)	Includes 1,798,364 shares of Common Stock issuable upon conversion of the 6,000 shares of Series 2 Preferred Stock directly held by Bomb Pref, an entity in which Mr. Chavez is the manager and Ms. Hogue is a member and in which each of Mr. Chavez and Ms. Hogue may be deemed to share voting and dispositive power with regard to the securities held directly by Bombe Pref. Shares of Series 2 Preferred Stock may be converted within 60 days of this Amendment.

(4)	Consists of 270 shares of Common Stock held indirectly by Ms. Hogue as custodian under accounts for the benefit of Ms. Hogue’s children under the Uniform Gift to Minors Act.

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(5)	Consists of (1) as it relates to HS3, 5,994,550 shares of Common Stock issuable upon conversion of the 20,000 shares of Series 2 Preferred Stock directly held by HS3 (2) as it relates to HSCPM, 4,006,457 shares of Common Stock issuable upon conversion of the 13,367 shares of Series 2 Preferred Stock directly held by HSCPM, (3) as it relates to HSLP, 1,988,091 shares of Common Stock issuable upon conversion of the 6,633 shares of Series 2 Preferred Stock directly held by HSLP and (4) as it relates to Mr. Osher, 11,989,098 shares of Common Stock issuable upon conversion of the 40,000 shares of Series 2 Preferred Stock directly held by HS3, HSCPM and HSLP. Securities held directly by HSCP, HSCPM, HSLP and HS3 may be deemed to be beneficially owned by Mr. Osher, and Mr. Osher may be deemed to share voting and dispositive power with regard to the securities held directly by such entities. Shares of Series 2 Preferred Stock may be converted within 60 days of this Amendment.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)

The information set forth in Items 3 and 6 of the Original Schedule 13D is incorporated herein by reference. On September 12, 2023, Ms. Hogue purchased 270 shares of Common Stock on the open market at $6.44 per share to accounts held for the benefit of Ms. Hogue’s children under the Uniform Gift to Minors Act.

(d)

Not applicable.

(e)

Not applicable.

Item 7.	Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following exhibits:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit or Annex	Filing Date
99.1	Articles of Incorporation of Mobile Infrastructure Corporation	8-K	001-40415	3.1	August 31, 2023

99.2*	Joint Filing Agreement

*Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Color Up, LLC

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III
Title:	Chief Executive Officer

HSCP Strategic III, L.P.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HSCP Strategic III, L.P.

Manuel Chavez, III

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III

Stephanie Hogue

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue

Jeffrey Osher

By:	/s/ Jeffrey Osher

Harvest Small Cap Partners Master, Ltd.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the investment manager of Harvest Small Cap Partners Master, Ltd.

Harvest Small Cap Partners, L.P.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of Harvest Small Cap Partners, L.P.

Bombe-MIC Pref, LLC

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III
Title:	Manager

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